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                     MERRILL LYNCH INVESTMENT PARTNERS INC.
                                     [LOGO]


                                ML JWH STRATEGIC
                              ALLOCATION FUND L.P.


                          MONTHLY STATEMENT SEPTEMBER 1999

                             [MERRILL LYNCH LOGO]

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                      ML JWH STRATEGIC ALLOCATION FUND L.P.

Dear Limited Partner,

The Net Asset Value per Unit of ML JWH Strategic Allocation Fund L.P. (the "Fund") decreased 2.26% in September to $156.13 per Unit on September 30, 1999 from $159.75 on August 31, 1999.

           ----------------------------------------------------------

Set forth below is a report from John W. Henry & Company, Inc. commenting on the Fund's performance for the last quarter. This report is included for the convenience of the Fund's investors and may not reflect the opinions or recommendations of Merrill Lynch Investment Partners Inc. MLIP takes no responsibility for the accuracy of any information contained in this report.


                     Sincerely,
                     John R. Frawley, Jr.
                     President and Chief Executive Officer
                     MERRILL LYNCH INVESTMENT PARTNERS INC.
                     (General Partner)

           ----------------------------------------------------------

                QUARTERLY MARKET REVIEW BY THE TRADING ADVISOR
                       JOHN W. HENRY & COMPANY, INC.

ML JWH Strategic Allocation Fund L.P. (the Fund) was unprofitable for the three-month period ending September 30, 1999. While certain markets traded were profitable, the overall market environment was marked by volatility and trend reversals. In such an environment, the Fund had a difficult time generating profits.

The interest rate sector provided a good example of volatility and trend reversals. Interest rates in the U.S. had been steadily rising for most of the year. This had generated profits for the Fund through most of 1999. During the third quarter, the market became choppy, as U.S. interest rates changed direction several times. As a result, this was an unprofitable market for the Fund. Interest rates in the Pacific rim performed similarly. However, European interest rates continued a long-term trend of rising, but were not enough to offset losses incurred in the U.S. and Pacific rim markets.

In the currency markets the strength in the Japanese yen yielded profits for the Fund, despite attempts by the Japanese central bank to talk the dollar up

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and, on a small scale, to intervene outright to prop up the dollar versus the yen. But the profit in the yen was more than eroded by trading in European currencies, and the sector overall was unprofitable.

Extreme heat in the United States led to volatility in agricultural prices. While the long-term trend had been a decline in prices in the agricultural sector, in the third quarter it was punctuated by sharp rises in certain agricultural markets, which led to Fund losses. A multi-year down trend in gold was abruptly reversed in the last days of the quarter and losses were registered in metals.

During the third quarter the strongest performing sector for the Fund was energy. The doubling of the price of crude oil through 1999 has been a very profitable trend for the Fund.

FOR THE EXCLUSIVE USE OF INVESTORS IN ML JWH STRATEGIC ALLOCATION FUND L.P. THIS MONTHLY REPORT IS NOT AN OFFER TO SELL NOR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. AN OFFER CAN ONLY BE MADE BY THE CURRENT PROSPECTUS TOGETHER WITH SUMMARY FINANCIAL INFORMATION FOR THE FUND CURRENT WITHIN 60 DAYS. THESE MATERIALS CONTAIN IMPORTANT INFORMATION ABOUT RISK FACTORS, PERFORMANCE AND OTHER ASPECTS OF THE FUND AND MUST BE READ CAREFULLY BEFORE INVESTING. FUTURES TRADING IS SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK. PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

THIS MONTHLY REPORT MUST NOT BE REPRODUCED OR DISTRIBUTED IN ANY MANNER.

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                     ML JWH STRATEGIC ALLOCATION FUND L.P.
                              SEPTEMBER 30, 1999
                             STATEMENT OF CHANGES
                              IN NET ASSET VALUE
                                  (UNAUDITED)

Net Asset Value (2,382,925 Units) at
  August 31, 1999                                                 $380,666,492
Plus Additions of 80,371 Units                                      12,839,267
Net Income/(Loss) for September 1999                                (8,912,483)
Less Redemptions of 33,850 Units                                    (5,285,001)
                                                                  ------------
Net Asset Value (2,429,446 Units) at
  September 30, 1999                                              $379,308,275
                                                                  ------------
                                                                  ------------
Net Asset Value per Unit at
  September 30, 1999                                              $     156.13
                                                                  ------------
                                                                  ------------

------------------------------------------------------------------------------

                          STATEMENT OF INCOME/(LOSS)
                                  (UNAUDITED)

                                                                    September
                                                                  ------------
Revenues:
  Realized Profit/(Loss)                                          $  6,731,812
  Change in Unrealized Profit/(Loss)                               (14,688,889)
                                                                  ------------
Total Trading Results                                               (7,957,076)
  Interest Income                                                    1,661,532
                                                                  ------------
Total Revenues                                                      (6,295,544)

Expenses:
  Brokerage Commissions                                              2,501,662
  Administrative Fees                                                   80,699
  Ongoing Offering Expense                                              21,755
                                                                  ------------
Total Expenses                                                       2,604,116
                                                                  ------------
  Net Income/(Loss) Before Minority Interest                        (8,899,661)
                                                                  ------------
  Minority Interest                                                      3,623
  Special Profit Share Allocation                                      (16,445)
                                                                  ------------
Net Income/(Loss)                                                 $ (8,912,483)
                                                                  ------------
                                                                  ------------

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TO THE BEST OF THE KNOWLEDGE AND BELIEF OF THE UNDERSIGNED THE INFORMATION
CONTAINED IN THIS REPORT IS ACCURATE AND COMPLETE.

                                        /s/ Michael Pungello
                                        ---------------------------------------
                                        Michael Pungello
                                        Chief Financial Officer
                                        MERRILL LYNCH INVESTMENT PARTNERS INC.

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Please notify the following of any address changes:

MERRILL LYNCH INVESTMENT PARTNERS INC.
Princeton Corporate Campus
800 Scudders Mill Road, Section 2G
Plainsboro, New Jersey 08536
                                                                        JWHSDOM